Exhibit 11
Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June 30,
	2011	2010	2011	2010

Computation of loss per common share:

Net loss applicable to common shares	$(433,119)	$418,786	$(1,046,916)	$(151 ,154)

Weighted average number of common shares	118,756,832	108,580,633	114,758,368	108,244,919

Net income (loss) per common share	$(0.00)	$0.00	$(0.01)	$(0.00)

Computation of income ( loss ) per common
share assuming full dilution**

Net loss applicable to common shares		$418,786

Weighted average number of common shares		108,729,402

Net income (loss) per common share		$0.00

** No computation of diluted loss per common share is included for the other periods because such computation results in an antidilutive loss per common share.